

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 29, 2009

Yik Li Yee
China Acquisition Group, Inc.
Room 912, Wai Tung House, Tung Tau Estate
Wong Tai Sin, Kowloon, Hong Kong

> **Re:** **China Acquisition Group, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed May 1, 2009**
> **File No. 000-53659**

Dear Ms. Yee:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date, you will be subject to the reporting requirements under Section 13(a) of

the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

Item 1. Business, page 1

2. Please expand your disclosure to discuss the organizational efforts the Company has been engaged in since inception on April 16, 2009. Considering your lack of capital and the substantial costs involved, please discuss the efforts you will engage in to locate a target company and how you will fund such efforts. Include similar disclosure in your Management's Discussion and Analysis section.

3. Please disclose what benefits the company hopes to obtain for its shareholder(s) by merging with a private operating company. For example, clarify whether you will seek to retain an equity interest in the surviving company, a cash payment in exchange for outstanding shares, or a combination.

4. We note your disclosure on page 1 stating, "[w]e will not restrict its potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business." Please explain this statement given your disclosure on page F-6 in the Notes to the Financial Statements disclosing that the company was incorporated for the purpose of effecting a business combination with a Chinese-based operating company.

Form of Acquisition, page 2

5. We note your disclosure that the investigation of a specific business opportunity will require "substantial management time and attention." In addition, we note your disclosure stating that your officers and directors will devote "very limited time" to the company "until the acquisition of a successful business opportunity has been identified." Please revise to disclose the specific amount of time management will devote to the company each week.

Item 1.A. Risk Factors, page 3

6. Please revise your introductory paragraph to remove the reference to "selling stockholders," insofar as this registration statement does not relate to an offering of shares.

Our Principal stockholders may engage in a transaction to cause us to repurchase their shares of common stock, page 5

7. Please revise this risk factor to provide further information related to these potential transactions, explaining in greater detail the underlying reason or reasons for engaging in the transactions. Further, please advise, with a view

towards disclosure, why your management, principal stockholder(s) and board of directors may change subsequent to these transaction(s).

<u>This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses., page 7</u>

8. Insofar as this disclosure is essentially duplicative of disclosure found on page 1 of your registration statement, please revise to delete it.

<u>Item 2. Management's Discussion and Analysis or Plan of Operation, page 7</u>

9. We note you disclose the perceived benefits of being a reporting company and describe certain businesses that might seek to become a reporting company. However, please describe why you believe your company, a reporting shell with minimal assets, would be attractive to a private operating company seeking to become public. In other words, explain the perceived benefit for a private operating company in becoming public by merging with you as opposed to filing its own Form 10 registration statement under the Exchange Act. In your explanation, take into account the consideration that such private company would have to provide to you in such a transaction as well as your obligation to file a Form 8-K in connection with such a transaction including Form 10 information regarding the private operating company.

<u>Item 5. Directors, Executive Officers, Promoters and Control Persons, page 8</u>

10. Please disclose any prior or current involvement by Ms. Yee in the formation, registration, or operation of another public shell company. We note the conflicting disclosure on page three stating your management is currently involved with other blank check companies, with the disclosure on page 9 stating that no member of your management also serves as an officer or director of any other blank check companies.

<u>Item 10. Recent Sales of Unregistered Securities., page 10</u>

11. Please revise to include all disclosure under Item 701 of Regulation S-K, including consideration received, and the exemption(s) relied upon for the issuance of shares to Ms. Yee.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Reid Hooper, Staff Attorney, at (202) 551-3359, Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Joy Hui, Esq.
    Via facsimile, 732-577-1188